 Exhibit 99.1

Lavoro Announces Court Ratification of Out-of-Court Restructuring Plan, Changes in Executive Leadership, and Proposed Disposition of Crop Care Assets

SÃO PAULO – November 26, 2025 — Lavoro Limited (Nasdaq: LVRO, LVROW) (the “Company” or “Lavoro”) today announced the court ratification of the out-of-court restructuring agreement (the “EJ Plan”) of its subsidiary Lavoro Agro Holding S.A. (“Lavoro Brazil”), changes in its executive leadership, and the proposed disposition of select Crop Care business unit assets.

Court Ratification of Out-of-Court Restructuring Plan

On November 25, 2025, the EJ Plan was ratified by the 2nd Court of Bankruptcies and Judicial Reorganizations of the Central District of the City of São Paulo, Brazil. Court ratification grants binding effect to the EJ Plan’s terms with respect to all eligible supplier creditors, including those that did not adhere voluntarily, and represents the culmination of the restructuring process initiated in June 2025.

As of the date of the court’s ratification of the EJ Plan, creditors representing approximately 67% in value of eligible supplier claims supported the EJ Plan, above the statutory minimum required under Brazilian law for court ratification. The list of supporting suppliers includes Adama Brasil, UPL Brasil, FMC Agrícola, BASF, Ourofino, EuroChem, and others.

The EJ Plan covers approximately R$2.5 billion of trade payables to agricultural input suppliers and is designed to reschedule these obligations over a multi-year horizon while preserving product availability and commercial relationships. Under the terms of the EJ Plan, creditors that adhere receive semiannual payments, adjusted by the IPCA inflation index and without discount, through 2030. Creditors that do not adhere receive payment in a single installment in 2032, subject to a 50% discount, also adjusted by IPCA. The structure is intended to support the continuity of Lavoro Brazil’s operations, restore supplier financing lines and mitigate the risk of future supply chain disruptions.

The EJ Plan relates solely to Lavoro Brazil and its agricultural input suppliers. It does not affect the Company’s financial lenders, employees, contractors or other third parties. Furthermore, the EJ Plan applies solely to Lavoro Brazil, which comprises the Brazil Ag Retail segment and includes Perterra, a subsidiary consolidated under Crop Care. Lavoro’s other subsidiaries within the Latam Ag Retail and Crop Care segments (excluding Perterra) are not included in the EJ Plan.

The full EJ Plan is available on Lavoro’s Investor Relations website.

Changes in Executive Leadership

Ruy Cunha will step down as Chief Executive Officer effective November 30, 2025, having served in the role since February 2022. The Board of Directors has appointed Marcelo Pessanha to succeed Mr. Cunha as Chief Executive Officer, effective December 1, 2025.

Mr. Pessanha has served as Vice President of Sales and Marketing for Lavoro Limited since July 2024 and leads commercial operations for Lavoro Brazil. Previously, he served as Chief Executive Officer of Crop Care from April 2022 to July 2024. He joined Lavoro in November 2019 as an executive officer at Crop Care.

Mr. Pessanha brings extensive leadership experience in Brazil's agricultural inputs industry. Prior to joining Lavoro, Mr. Pessanha spent 9 years at UPL Brasil, an agricultural solutions company, where he held various leadership positions including Head of Business Unit Centro (April 2018–November 2019) and Head of Business Unit F&V, Citrus and Coffee. Mr. Pessanha holds a degree in Agronomy Engineering from Faculdade Dr. Francisco Maeda – FAFRAM (2007), an MBA in Marketing from Fundação Getulio Vargas (2012), and an MBA from Fundação Dom Cabral (2017).

This transition is expected to ensure continuity in Lavoro's operations. Following the potential Crop Care disposition, Lavoro Brazil will constitute a more significant portion of Lavoro Limited's consolidated financial results.

The Board of Directors expresses its sincere gratitude to Mr. Cunha for his leadership and significant contributions during his tenure. Under his stewardship, Lavoro advanced key strategic transformation initiatives, and the Board thanks him for his dedication and professionalism throughout his time with the Company.

Proposed Disposition of Crop Care Assets

Lavoro has entered into advanced discussions regarding the potential sale of certain Crop Care segment assets, specifically Agrobiológica, Cromo Química, and Union Agro. Perterra is not included in these discussions and will be retained by the Company.

If consummated, the transaction is expected to generate cash proceeds, strengthening Lavoro’s liquidity and reducing consolidated financial leverage.

Additional details will be disclosed if and when a definitive agreement is reached and the transaction is completed.

About Lavoro

Lavoro is Brazil's largest agricultural inputs retailer and a leading producer of agricultural biological products. Lavoro's shares and warrants are listed on the Nasdaq stock exchange under the tickers "LVRO" and "LVROW." Through its comprehensive portfolio of products and services, the company empowers small and medium-size farmers to adopt the latest emerging agricultural technologies and enhance their productivity. Founded in 2017, Lavoro has a wide geographical presence across Latin America, operating in Brazil, Colombia, Uruguay, and Ecuador. Learn more about Lavoro at ir.lavoroagro.com.

Forward-Looking Statements

The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “guidance,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends, and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the consolidated capital structure; changes in general economic conditions; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to being a public company and other risks and uncertainties indicated from time to time in the Annual Report on Form 20-F filed by Lavoro or in the future, including those under “Risk Factors” therein, or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Lavoro currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect Lavoro’s expectations, plans, or forecasts of future events and views as of the date of this press release. Lavoro anticipates that subsequent events and developments will cause Lavoro’s assessments to change. However, while Lavoro may elect to update these forward-looking statements at some point in the future, Lavoro specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contact

Luiz Spinardi

luiz.spinardi@lavoroagro.com

Tigran Karapetian

tigran.karapetian@lavoroagro.com

Fernanda Rosa

fernanda.rosa@lavoroagro.com